June 24, 2015

Ms. S. Samuel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Post Effective Amendment #21 to 333-95637/811-09799

Dear Ms. Samuel,

Thank you for taking the time to speak with me on June 23, 2015 regarding comments related to Post Effective Amendment #20 to Registration Statement 333-95637 filed by The Prudential Insurance Company of America (“Prudential”) and The Prudential Discovery Premier Group Variable Contract Account on June 18, 2015.

Below is a description of the changes made in response to the comments received from the Staff. Although we have not filed these changes yet, you expressed a willingness to review the changed pages prior to filing. We are attaching those pages to this letter. The changed pages reflect changes made to PEA #20. You will note a clean version of the pages and a black lined version. In the black lined version, you will note a black triangle where certain text has been deleted and black lines where text has been added. Any deleted text is described in this letter to assist you in your review.

1.	Affirmatively state there is no right to cancel period available in the section entitled, “Brief Description of the Contracts”.

In the section entitled, “Brief Description of the Contracts”, we have added disclosure indicating that: (1) there is no right to cancel period; (2) once invested in a Subaccount, the Participant may either withdraw or transfer that contribution to another Subaccount or investment option offered by the retirement plan; (3) although no withdrawal charges apply, the contribution is subject to the investment experience of that Subaccount for the period of time in which it was invested; and (4) the Subaccount value could therefore be more or less than the original contribution invested.

2.	Update the fifth paragraph of the Accumulation Period section (“Initial Contributions Paragraph”) to clarify how Prudential will handle not in good order initial contributions.

As discussed, the Initial Contributions Paragraph has been rewritten to reflect Prudential’s compliance with paragraph
(c)(2) of Rule 22c-1 of the Investment Company Act of 1940.

3.	Please clarify the sentence in the Initial Contributions Paragraph that indicates a Contractholder may avoid a prohibited and taxable reversion when not in good order contributions are refunded by allocating them to a qualified trust or annuity contract.

In our update to the Initial Contributions Paragraph, we have clarified that the Contractholder may avoid a prohibited and taxable reversion to the Contractholder if the proceeds are paid into a qualified trust or annuity contract.

4.	In the third paragraph of the section entitled, “Transfers”: (1) delete the words “and in the Contract(s)” from the sentence which reads, “All transfers are subject to the terms and conditions set forth in this prospectus and in the Contract(s) covering a Participant”; and (2) delete the sentence which indicates that Prudential may stipulate different procedures for Contracts under which another entity provided record keeping services.

In the second line of the attached prospectus page 12, we have deleted the words “and in the Contract(s)” since all the material terms applicable to Participant transfers are described in the prospectus. (Note the first black triangle indicating the place those words have been deleted.) We have also deleted the above referenced sentence related to Contracts where another entity is the record keeper as it is not applicable. Prudential is the record keeper for the Contractholder’s retirement plan. (Note the second black triangle placed at the end of the paragraph where that sentence once was.)

5.	In the fourth paragraph of the section entitled, “Transfers”: (1) clarify that Prudential is the Contract issuer but also the record keeper of the retirement plan; (2) clarify the Contractholder owns the group variable annuity Contract and has the right to terminate it; and (3) explain the Participants’ rights in the event such termination should occur.

We have added disclosure explaining that Prudential is the Contract issuer and record keeper of the retirement plan. We have also clarified that the Contractholder may terminate the group variable annuity Contract and the Participants’ rights in the event such termination should occur.

Please let me know if you have any further questions or concerns regarding these changes. If you do not, we plan to file these changes as part of PEA #21 on June 25, 2015.

Sincerely,

/s/ Michele M. Drummey

Michele M. Drummey

Director and Corporate Counsel

The Prudential Insurance Company of America

Once you allocate a contribution to a Subaccount, you may not cancel or “free look” your request. However, you may subsequently withdraw or transfer that contribution and allocate it to another Subaccount or to other investment options offered by your retirement plan. There are no withdrawal or transfer charges but your contribution will be subject to the investment experience of that Subaccount for the period in which it was invested. Therefore, the Subaccount value could be more or less than your original contribution.

We intend this brief description of the Contracts to provide a broad overview of the more significant features of the Contracts. More detailed information about the Contracts can be found in subsequent sections of this prospectus and in the Contracts themselves. We reserve the right to terminate a Contract if, after a specified period of time after the Contract’s issuance, the number of participants enrolled falls below a specified number.

The Accumulation Period

Contributions; Crediting Units; Enrollment Forms; Deduction for Administrative Expenses.

If permitted under your retirement arrangement, an Employer will make contributions periodically to the Contract pursuant to a payroll deduction or similar agreement between the Participant and his Employer. In addition, you may make contributions in ways other than payroll deduction under certain circumstances.

As a Participant, you designate what portion of the contributions made on your behalf should be invested in the Subaccounts. The Participant may change this designation usually by notifying Prudential as described under the “Requests, Consents and Notices” section. Under certain Contracts, an entity other than Prudential keeps certain records. Participants under those Contracts must contact the record keeper. See the “Modified Procedures” section.

Prudential credits the full amount (100%) of each contribution designated for investment in any Subaccount to a Participant Account maintained for the Participant. Except for the initial contribution, the number of Units that Prudential credits to a Participant in a Subaccount is determined by dividing the amount of the contribution made on his behalf to that Subaccount by the Subaccount’s Unit Value determined as of the end of the Valuation Period during which the contribution is received by Prudential in Good Order at the address shown on the cover page of this prospectus or such other address as Prudential may direct.

Prudential generally will invest the initial contribution made for a Participant in a Subaccount no later than two Business Days after it is received by Prudential. If the Contractholder submits an initial contribution on behalf of one or more new Participants that is not preceded or accompanied by satisfactory enrollment information, then Prudential will promptly notify the Contractholder and request the needed information. If we are unable to obtain this information within five Business Days of when we received the contribution, we will return the contribution to the Contractholder. The contribution is not subject to the investment experience of the Subaccount until the valuation date in which it is applied. Therefore, during this time period the contribution will not increase or decrease in value. Any contribution that Prudential returns to the Contractholder under this procedure may be considered a prohibited and taxable reversion to the Contractholder under current provisions of the Code. The Contractholder may avoid this problem if it arranges to have the returned contributions paid into a qualified trust or annuity contract.

A change in the value of a Unit will not affect the number of Units of a particular Subaccount credited to a Participant. However, the dollar value of a Unit will vary from Business Day to Business Day depending upon the investment experience of the Subaccount.

Prudential determines the value of a Participant Account in a Subaccount on any particular day by multiplying the total number of Units credited to the Participant by the Subaccount’s Unit Value on that day.

Prudential sets the Unit Value for each Subaccount at $10.00 on the date of commencement of operations of that Subaccount. Prudential determines the Unit Value for any subsequent Business Day as of the end of that day by multiplying the unit change factor for that day by the Unit Value for the preceding Business Day.

Prudential determines the unit change factor for any Business Day by dividing the current day net asset value for fund shares by the net asset value for shares on the previous Business Day. This factor is then reduced by a daily equivalent of the mortality and expense risk fee and the administrative fee. Prudential determines the value of the assets of a Subaccount by multiplying the number of fund shares held by that Subaccount by the net asset value of each share, and adding the value of dividends declared by the fund but not yet paid.

Allocation of Purchase Payments

A Participant determines how the initial contribution will be allocated among the Subaccounts by specifying the desired allocation on the application or enrollment form. If allowed by his/her plan, a Participant also may specify the allocation of the initial contribution through our automated voice response system, (877) 778-2100, the Participant

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reserves the right to limit the frequency of these transfers. All transfers are subject to the terms and conditions set forth in this prospectus covering a Participant.

Prudential is the issuer of the Contract and has also been hired as the record keeper or administrator of the retirement plan. The Contractholder owns the Contract and has the right to terminate it. If the Contractholder terminates the Contract, the Contract allows the Contractholder to transfer amounts in the Subaccounts to the Contractholder or an institution or account in which the Contractholder designates without seeking consent from Participants. A Participant may withdraw or transfer Contract Value to any permissible investment option that the retirement plan offers prior to the Contract termination date.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, certain requests for transfer payments other than those described above must include the consent of the Participant and spouse and must be notarized or witnessed by an authorized plan representative.

Transfers that you make among Subaccounts will take effect as of the end of the Valuation Period in which a proper transfer request is received at Prudential, in Good Order.

From time to time, Prudential may make an offer to holders of other variable annuities that Prudential or an affiliate issues to exchange their variable annuity contracts for interests in a Contract issued by the Account. Prudential will conduct any such exchange offer in accordance with SEC rules and other applicable law. Current SEC rules pertaining to exchange offers among affiliated variable annuity contracts generally require, with certain exceptions, that no fee be imposed at the time of the exchange. Under this rule, Prudential could charge an administrative fee at the time of the exchange, although we have no present intention of doing so. SEC rules also require us to give an exchanging variable annuity contractholder “credit,” for purposes of calculating any withdrawal charge applicable under the Contract, for the time during which the contractholder held the variable annuity that was exchanged.

Redemption Fees and Abusive Trading Practices

The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Contract was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as contributions or loan repayments by payroll deduction, regularly scheduled or periodic distributions, or periodic rebalancing through an automatic rebalancing program do not constitute prohibited excessive trading and will not be subject to this criteria. In addition, certain investments are not subject to the policy, such as stable value funds, money market funds and funds with fixed unit values.

In light of the risks posed by market timing/excessive trading, we monitor transactions in an effort to identify such trading practices. We reserve the right to limit the number of your transfers in any year, and to take the other actions discussed below. We also reserve the right to refuse any transfer request if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

The ability of Prudential to monitor for frequent trading is limited for Contracts under which Prudential does not provide the Participant record keeping. In those cases, another entity maintains the individual records and submits to Prudential only aggregate orders combining the transactions of many Participants. Therefore, Prudential may be unable to monitor investments by individual investors. Under SEC rules, an underlying fund may ask us to identify third party administrators that hold individual Participant records and we are obligated to use our best efforts to identify whether or not the third party administrator is deemed an indirect intermediary.

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